SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011
Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐           No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Final Director’s Interest Notice

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	Prana Biotechnology Limited (ASX : PBT)
ACN:	080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Paul Marks
Date of Last Notice:	3rd December 2010
Date That Director Ceased to be Director:	4th January 2011

Part 1 – Director’s Relevant Interests in Securities of Which the Director is the Registered Holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & Class of Securities:

Shares:	8,589,361
Options:	-

Part 2 – Director’s Relevant Interests in Securities of Which the Director is not the Registered Holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of Holder & Nature of Interest:	Number & Class of Securities:
Note: Provide details of the circumstances giving rise to the relevant interest	Shares:	7,829,263
JJ Holdings (VIC) Pty Ltd	Options:	-

JJ Holdings (VIC) Pty Ltd	Shares:	760,098
<Summerlea S/Fund A/C>	Options:	-

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 3 – Director’s Interests in Contracts

Detail of Contract:	-
Nature of Interest:	-
Name of Registered Holder: (if issued securities)	-
No. and Class of Securities to Which Interest Relates:	-

The CFO Solution

04/01/2011

 + See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: January 4, 2011